SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

|X| Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2003

                           Or

|_| Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
      For the transition period from ___________________

      Commission File Number 0-15083



   The South Financial Group 401(k) Plan (formerly Carolina First 401(k) Plan)
                            (Full title of the plan)


                         The South Financial Group, Inc.
                              102 South Main Street
                              Greenville, SC, 29601
            --------------------------------------------------------
             (Name of Issuer of the securities held pursuant to the
               plan and address of its principal executive office)

         (a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

                                                                                                                     Page
                                                                                                                     ----
Report of Independent Registered Public Accounting Firm                                                              F-1
Financial Statements:
         Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002                            F-2
         Statements of Changes in Net Assets Available for Benefits for the year ended  December 31, 2003            F-3
             and period from December 16, 2002 to December 31, 2002
Notes to Financial Statements                                                                                        F-4
Schedule 1 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                         F-10



The following Exhibits are filed as part of this Annual Report on Form 11-K:

         Exhibit Index                                                               B-1

         Exhibit 23     Consent of Independent Registered Public Accounting Firm




                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         The South Financial Group 401(k) Plan
                                         -------------------------------------
                                                      (Name of Plan)

Date:   June 28, 2004                    By:   /s/ David R. Bell
                                             --------------------------
                                             Director of Compensation - Benefits
                                             Plan Administrator

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Administrative Committee
The South Financial Group, Inc. 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of The South Financial Group, Inc. 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the year ended December 31, 2003 and for the period from December 16, 2002 to December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 and for the period from December 16, 2002 to December 31, 2002 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


May 26, 2004


                                        THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
                                      Statements of Net Assets Available for Benefits
                                                December 31, 2003 and 2002
                                                                                          2003              2002
                                                                                   ----------------   ----------------
Assets:
     Investments, at fair value                                                   $     46,024,761         29,788,222
     Participants' contributions receivable                                                163,037            257,701
     Employer contribution receivable                                                      162,295            326,056
     Cash                                                                                  181,737            245,387
                                                                                   ----------------   ----------------
                 Total assets                                                           46,531,830         30,617,366
                                                                                   ----------------   ----------------
Net assets available for benefits                                                 $     46,531,830         30,617,366
                                                                                   ================   ================
See accompanying notes to financial statements.



                                        THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
                                Statements of Changes in Net Assets Available for Benefits
                                     For the year ended December 31, 2003 and for the
                                    period from December 16, 2002 to December 31, 2002

                                                                                          2003              2002
                                                                                   ----------------   ----------------
Additions to net assets attributed to:
     Net realized and unrealized appreciation (depreciation)
        in fair value of investments                                              $      8,754,747           (563,929)
     Interest on loans                                                                      22,982                958
                                                                                   ----------------   ----------------
                 Total investment income (loss)                                          8,777,729           (562,971)
                                                                                   ----------------   ----------------
     Contributions:
        Employer                                                                         3,162,169             82,313
        Participant                                                                      4,550,053            140,657
        Rollovers                                                                          327,579                 -
                                                                                   ----------------   ----------------
                 Total contributions                                                     8,039,801            222,970
     Merger of acquired companies' 401(k) plans net assets                               3,358,581                 -
                                                                                   ----------------   ----------------
                 Total additions (decrease)                                             20,176,111           (340,001)
                                                                                   ----------------   ----------------
Deductions:
     Distributions to participants                                                       4,261,647                 -
                                                                                   ----------------   ----------------
                 Total deductions                                                        4,261,647                 -
                                                                                   ----------------   ----------------
                 Net increase (decrease) in net assets                                  15,914,464           (340,001)
Net assets available for benefits at beginning of period                                30,617,366         30,957,367
                                                                                   ----------------   ----------------
Net assets available for benefits at end of period                                $     46,531,830         30,617,366
                                                                                   ================   ================
See accompanying notes to financial statements.


                   THE SOUTH FINANCIAL GROUP, INC. 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002

(1)    DESCRIPTION OF PLAN

       The following description of The South Financial Group, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions.

       (A)    GENERAL

              The Plan, which was formed in January 1989, is a defined contribution plan with a cash-or-deferred arrangement subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). It covers all eligible employees of The South Financial Group, Inc. and its subsidiaries (collectively Plan Sponsor, Employer) who are age 18 or older. Effective January 1, 2002, an employee shall be eligible to participate in the Plan upon the date he/she attains 18 years of age. Prior to January 1, 2002, employees are eligible to begin participation in the Plan on the first day of the month coincident with or following the attainment of one year of service (1,000 hours).

       (B)    FISCAL YEAR

              Effective December 16, 2002, the Plan adopted an amendment which changes its fiscal year end from December 15 to December 31.

       (C)    CONTRIBUTIONS

              Each year, participants may defer up to 100% of eligible pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan Sponsor will contribute a discretionary matching contribution of a percentage of the participants' compensation that a participant contributes to the Plan. The Plan Sponsor may also contribute a discretionary nonelective Employer contribution.

              Upon  enrollment in the Plan, an employee may direct  employee and
              employer   contributions  to  any  of  the  Plan's  fund  options.
              Participants may change their investment options daily.

       (D)    FORFEITURES

              Effective January 1, 2002, the Plan adopted an amendment which allows forfeited balances of terminated participants' non vested accounts to be used to pay administrative expenses. Forfeited balances were $177,808 for the year ended December 31, 2003 and $7,651 for the period from December 16 to December 31, 2002. Of the total funds forfeited $177,621 were used to pay administrative expenses for the year ended December 31, 2003 and the remaining forfeited balance will be used to reduce future employer contributions.

       (E)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contributions and allocations of (a) the Employer's contributions and (b) Plan investment results. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                                      F-4                            (Continued)

       (F)    VESTING

              Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting of employer contributions plus actual earnings thereon is based upon years of continuous service. A year of service is defined as working a minimum of 1,000 hours in a plan year after reaching age 18. A participant is 100% vested after five years of credited service, according to the following schedule:

                                                   Percent of
                                                 nonforfeitable
                                                    interest
                                                ------------------
                   Years of service:
                      Less than 1                            0%
                      1                                     20%
                      2                                     40%
                      3                                     60%
                      4                                     80%
                      5 or more                            100%


              Notwithstanding   the   aforementioned,   upon   reaching   normal
              retirement age or upon death or disability, participants become 100% vested.

       (G)    PARTICIPANT LOANS

              Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by Carolina First Bank (Trustee). Principal and interest are paid ratably through payroll deductions.

       (H)    PAYMENT OF BENEFITS

              Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, or termination of employment for any other reason. Vested participants are also entitled to leave their benefits in the Plan until retirement. The method of payment is a lump-sum distribution.

       (I)    PLAN TERMINATION

              Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

       (J)    ADMINISTRATIVE EXPENSES

              Expenses incurred by the Plan Administrator or the Trustee in the administration of the Plan and the Trust, including fees for legal services rendered, agreed upon compensation to the Trustee, and all other proper charges and expenses of the Plan Administrator, Trustee, and their agents and counsel, were charged against the assets of the Trust, as allowed by the Plan Document (see note 5).

                                      F-5                            (Continued)

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)    BASIS OF PRESENTATION

              The financial  statements  have been prepared on the accrual basis
              of  accounting  in  accordance   with  U.S.   generally   accepted
              accounting principles.

       (B)    INVESTMENT VALUATION AND INCOME RECOGNITION

              Investments in mutual funds are stated at fair value determined by the quoted market prices on the last business day of the plan year. Investments in collective trust funds are stated at estimated fair values which have been determined based on the unit values of the funds. The participant loans are valued at their outstanding balances, which approximate fair value.

              Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends earned on marketable investments are treated as gains in appreciation of the fair value of the fund, since all income received by the fund is reinvested in the fund and thus increases the participants' share value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

              The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

       (C)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (D)    USE OF ESTIMATES

              The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                                      F-6                            (Continued)

(3)    INVESTMENTS

       The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2003 and 2002 are as follows:

                                                                         2003           2002
                                                                       -------         -------
       Investments, at fair value:
               Putnam International Equity Fund                      $  2,300,720             -
               Putnam International Growth Fund                                -       1,585,970
               Wells Fargo Stable Return Fund                                  -       3,541,720
               The South Financial Group Unitized Stock Fund           19,362,636     13,214,762
               Vanguard 500 Index Fund                                  7,443,165      4,911,129
               Dodge & Cox Stock Fund                                   2,596,779             -
               Federated Prime Obligations Fund                         4,779,447             -


       During the year ended December 31, 2003 and the period from December 16, 2002 to December 31, 2002, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by $8,754,747 and $(563,929), respectively, as follows:

                                                         2003                  2002
                                                 -------------------   -------------------
       Investments, at fair value:
               Mutual Funds                       $      4,122,512                 (98,944)
               Collective Trust Funds                    4,632,235                (464,985)
                                                 -------------------   -------------------
                                                  $      8,754,747                (563,929)
                                                 ===================   ===================


(4)    PARTY-IN-INTEREST TRANSACTIONS

       The Plan's investments are held in trust by Carolina First Bank, a subsidiary of the Plan Sponsor, until December 2002.

       During the year ended December 31, 2003 and the period from December 16, 2002 to December 31, 2002, the Plan received dividends of $364,881 and $0, respectively, on its investment in common stock of the Employer.

(5)    PROHIBITED TRANSACTION

       Pursuant to the Plan Document, the Plan Sponsor is allowed to charge the Plan trustee fees, as long as the fees only include out-of-pocket expenses. During 2002 and 2003, the Plan Sponsor fees exceeded out-of-pocket expenses. In 2003, the Plan Sponsor reimbursed the Plan $53,953 for fees received which were prohibited according to the provisions of ERISA and the Internal Revenue Code.

(6)    INCOME TAX STATUS

       The Plan has received a determination letter from the Internal Revenue Service dated September 3, 1991, stating that the Plan is qualified under
       Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since

                                      F-7                            (Continued)
       receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

(7)    PLAN MERGERS

       Employees of Gardner Associates, Inc., which was acquired by the Company, were eligible to participate in the Plan effective October 1, 2002. The assets of the Gardner Associates Profit Sharing and 401(k) Plan totaling $677,144 were merged into the Plan in 2003.

       On December 31, 2002,  the Plan  Sponsor  acquired  Central Bank of Tampa
       (CBT). As a result, the net assets available for benefits totaling $732,441 in the CBT 401(k) Profit Sharing Plan were merged into the Plan effective January 1, 2003.

       On April 30, 2003,  the Plan Sponsor  acquired  American  Pensions,  Inc.
       (API). As a result, the net assets available for benefits totaling $341,364 in the API 401(k) Profit Sharing Plan were merged into the Plan effective May 1, 2003.

       On November 1, 2002, the Plan Sponsor acquired Rock Hill Bank and Trust. As a result, the net assets available for benefits totaling $272,004 in the Rock Hill 401(k) Profit Sharing Plan were merged into the Plan in 2003.

       On October 3, 2003, the Plan Sponsor acquired MountainBank. As a result, the net assets available for benefits totaling $1,335,628 in the MountainBank 401(k) Plan were merged into the Plan in 2003.

 (8)   RECONCILIATION OF FINANCIAL STATEMENTS

       The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002 to the respective Form 5500's:

                                                                                   2003                2002
                                                                            -----------------   -----------------
       Net assets available for benefits per the financial statements        $   46,531,830          30,617,366
       Amounts allocated to withdrawing participants                               (364,790)           (187,712)
                                                                            -----------------   -----------------
       Net assets available for benefits per the respective
            Form 5500's                                                      $   46,167,040          30,429,654
                                                                            =================   =================











                                      F-8                            (Continued)

       The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003 and for the period from December 16, 2002 to December 31, 2002, to the respective Form 5500's:

                                                                                         2003                  2002
                                                                                   ----------------      --------------
       Benefits paid to participants per the financial statements                  $     4,261,647                 -
       Add amounts allocated to withdrawing participants
            at December 31, 2003 and 2002                                                  364,790            187,712
       Less amounts allocated to withdrawing participants
            at December 31, 2002 and 2001                                                 (187,712)          (151,338)
                                                                                   -----------------     --------------
       Benefits paid to participants per the respective Form 5500's                $     4,438,725             36,374
                                                                                   =================     ==============


       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003 and 2002, but not yet paid as of that date.

(9)    SUBSEQUENT EVENT

       The Plan Document was revised on December 17, 2003, which is effective January 1, 2004. The plan revision reflects provisions of the Internal Revenue Code Section 404(k), which will allow participants to elect to receive The South Financial Group, Inc. dividend payments directly from the Plan Sponsor as opposed to reinvesting the dividends.








                                      F-9                            (Continued)

                                                                                                                 Schedule 1
                                        THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
                              Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                                     December 31, 2003

                             (b)                                 (c)
     (a)             Identity of issue,               Description of investment                                   (e)
    Party-            borrower, lessor,       including maturity date, rate of interest,        (d)             Current
 in-interest          or similar party            collateral, par or maturity value             Cost             value
---------------   --------------------------  ------------------------------------------   ---------------   ---------------
                                              Mutual Funds:
                  Dodge & Cox                    Stock Fund                                      **         $  2,596,779
                  Dodge & Cox                    Balanced Fund                                   **            1,586,539
                  Janus                          Growth & Income Fund                            **              963,736
                  Federated                      Prime Obligations Fund                          **            4,779,447
                  Putnam                         International Equity Fund                       **            2,300,720
                  T-Rowe Price                   Small Cap                                       **              766,775
                  SEI                            Core Fixed - Income Fund                        **            1,173,388
                  SEI                            Diversified Conservative Income Fund            **            1,093,464
                  SEI                            Diversified U. S. Stock Fund                    **            1,922,994
                  Vanguard                       Total Bond Market Fund                          **              928,002
                  Vanguard                       500 Index Fund                                  **            7,443,165
                  Vanguard                       Mid Cap Index Fund                              **              564,141
                                              Collective Trust Funds:
      *           The South Financial Group      Unitized Stock Fund                             **           19,362,636
      *           Participant loans           With interest rates ranging from 4% to 11.5%
                                                 and maturity dates ranging from 2004 to 2019                    542,975
                                                                                                             ------------
                                                                                                            $ 46,024,761
                                                                                                             ============
*              Indicates party-in-interest to the Plan.
**             Cost information has not been included in column (d) because all investments are participant directed.


See accompanying report of independent registered public accounting firm.


                                  EXHIBIT INDEX




Exhibit No.       Description                                                             Location
-----------       -----------                                                             --------
(23)              Consent of Independent Registered Public Accounting Firm              Filed herewith












                                      B-1